Exhibit 99.1

Brussels, 30 April 2012 – 1 / 18

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports First Quarter 2012 Results

Except where otherwise stated, the comments below are based on organic figures and refer to 1Q12 versus the same period of last year. For important disclaimers please refer to page 2.

HIGHLIGHTS

•

Revenue growth: AB InBev delivered strong revenue growth in the quarter of 6.2%, with revenue per hl up 4.9%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl) revenue growth per hl reached 5.0%, driven by our revenue management initiatives and benefits from the premiumization of our portfolio

•

Volume performance: Total volumes in 1Q12 grew 1.8%, with own beer volumes growing by 1.4% and non-beer volumes growing by 6.3%. Third party volumes decreased 31.1% due to the termination of legacy commercial products contracts in Western Europe in March 2011

•

Focus Brands: In 1Q12, our three global brands of Budweiser, Stella Artois and Beck’s grew by 4.8%. Total Focus Brands volumes grew by 3.5%, led by the Bud Light brand family and Stella Artois in the United States, Budweiser and Harbin in China, Antarctica, Brahma and Budweiser in Brazil and Quilmes in Argentina

•	Cost of Sales: Cost of Sales (CoS) increased by 3.1%, or 2.2% on a per hl basis. On a constant geographic basis, CoS per hl increased 2.8%

•	EBITDA: EBITDA grew 7.4% organically to 3 552 million USD, with an EBITDA margin of 38.1% in 1Q12 compared to 37.9% in 1Q11, an increase of 43 bp

•

Net finance costs of 380 million USD in 1Q12 include net interest expenses of 448 million USD, accretion expenses of 41 million USD, and gains in other financial results of 109 million USD mainly from derivative contracts related to the hedging of our share-based payment programs, partially offset by costs of currency hedges as well as the payment of bank fees and taxes in the normal course of business

•

Income taxes: 1Q12 income tax expense was 437 million USD with an effective tax rate of 17.3%, which compares to income taxes of 427 million USD with an effective tax rate of 23.9% in 1Q11. The effective tax rate was lower in 1Q12 than in the previous year mainly due to shifts in profit mix to countries with lower marginal tax rates, as well as incremental tax benefits in Brazil

•

Profit: Normalized profit attributable to equity holders of AB InBev grew 44.7% in nominal terms to 1 673 million USD in 1Q12 from 1 156 million USD in 1Q11, reflecting a strong operating performance, lower net finance costs and a lower effective tax rate

•	Earnings per share (EPS): Normalized earnings per share grew by 43.8% to 1.05 USD in 1Q12 from 0.73 USD in 1Q11 on a nominal basis

Brussels, 30 April 2012 – 2 / 18

Figure 1. Consolidated performance (million USD)

	1Q11	1Q12	Organic growth

Total volumes (thousand hls)	91 445	93 178	1.8%
AB InBev own beer	79 165	80 697	1.4%
Non-beer volumes	11 321	12 030	6.3%
Third party products	959	450	-31.1%
Revenue	9 003	9 332	6.2%
Gross profit	5 104	5 477	8.5%
Normalized EBITDA	3 408	3 552	7.4%
Normalized EBIT	2 755	2 887	8.4%
Normalized profit attributable to equity holders of AB InBev	1 156	1 673
Profit attributable to equity holders of AB InBev	964	1 688
Normalized earnings per share (USD)	0.73	1.05
Earnings per share (USD)	0.61	1.06

Margins
Gross margin	56.7%	58.7%	124 bp
Normalized EBITDA margin	37.9%	38.1%	43 bp
Normalized EBIT margin	30.6%	30.9%	64 bp

AB InBev’s 1Q12 and 1Q11 reported numbers are based on unaudited interim consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

1Q12 EPS is based upon weighted average of 1 598 million shares compared to 1 593 million shares for 1Q11.

Brussels, 30 April 2012 – 3 / 18

MANAGEMENT COMMENTS

Total revenue for the company grew by 6.2% in 1Q12, driven by good performances in North America, Latin America North, Latin America South and APAC. Sales and marketing investments increased by 11.1% in 1Q12, as we continue to invest behind our brands in our key markets. Our EBITDA in 1Q12 increased by 7.4% and EBITDA margin improved by 43 bps to 38.1%, both on an organic basis.

Turning to the progress in our top three markets:

In the United States:

•

Volumes: We estimate that selling-day adjusted industry sales-to-retailers (STRs) grew by 1.3% in 1Q12, benefiting from favorable weather in the central and eastern parts of the country, early signs of improvement in employment levels and innovation in the beer category.

Our domestic US beer selling-day adjusted STRs grew by 1.0% and shipment volumes (STWs) also grew by 1.0%. Our STR volume performance was driven by a strong commercial plan which included successful NFL and Super Bowl initiatives and the launch of Bud Light Platinum at the end of January. Bud Light Platinum has proven to be the most successful brand launch in the US alcohol industry since 2005, reaching a market share of 1.4% in the 4 weeks through April 1st 2012, according to IRI data. We saw improving trends in our total market share in 1Q12 with a marginal decline of 14 bps, our best share performance since 2009. Share gains were led by Bud Light Platinum which drove 64 bps of growth in share for the Bud Light brand family. Michelob Ultra and our high-end brands also grew share, offset by share losses in premium regular and value

•

Focus Brands: STRs for the Bud Light brand family grew by 4.7% in 1Q12 benefiting from the launch of Bud Light Platinum. Michelob Ultra and Stella Artois STRs grew 7.2% and 22.5%, respectively, while Budweiser STRs declined 4.3%

•

Renovation and innovation pipeline: The pipeline remains healthy with several new liquids including Ultra 19th Hole, Bud Light Lime Lime-a-Rita, Shock Top Wheat IPA and Shock Top Lemon Shandy now in the market. New Major League Baseball themed packaging has also been rolled out for Budweiser

•

Revenue management: Beer-only revenue per hl grew by 4.3% in 1Q12, with a brand mix contribution of 151 bps driven by the introduction of Bud Light Platinum, consumer trade-up from value brands and the growth of our high-end brands

•

Sales and Route to Market: The strength of our distribution network was demonstrated by the launch of Bud Light Platinum which, according to IRI data, achieved distribution of over 90% within the first two weeks of launch. Furthermore, at retail, our balanced approach and pack-price strategies, together with our cross-merchandising initiatives, resulted in strong execution in the market. We will continue to work with our wholesaler partners to further improve effectiveness in the field

In Brazil:

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Volumes: We estimate that the beer industry grew by 3.0% in 1Q12, with poor weather in January being partly offset by more favorable conditions in the rest of the quarter. Our volumes grew by 4.0%, leading to a gain in market share of 70 bps versus 1Q11

•

Focus Brands: Consumer preference for Skol, Brahma and Antarctica remains at record high levels with volumes for these three national brands, which represent over 90% of our Brazil beer volume, growing by 3.9% in 1Q12

Brussels, 30 April 2012 – 4 / 18

•

Renovation and innovation pipeline: New liquids launched in previous quarters, including Skol 360 and Antarctica Sub-Zero, continue to perform well. In addition, we are continuing with the roll-out of our 300 ml returnable glass bottle

•	Growing premium volumes: Our premium brands grew by double digits in the quarter, led by Stella Artois which grew by more than 70% versus 1Q11 and Budweiser which was launched in August 2011

•	Regional expansion: Expansion in the north/northeast region of the country continues with volume growth well ahead of the industry in the quarter

In China:

•	Volumes: The industry was impacted by poor weather conditions in the first quarter, but early indications are that we gained market share in 1Q12

•

Focus Brands: Our Focus Brands of Budweiser, Harbin and Sedrin grew 9.1% in 1Q12, ahead of total beer volumes which grew by 3.2%. This growth was driven by very solid results from Budweiser and Harbin, as we continue with our strategy of replacing existing local brands with our Focus Brands in new markets

•	Renovation and innovation pipeline: We are continuing to leverage the opportunity to build the beer category through innovations designed for specific occasions, especially food and night-life

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Growing premium volumes: Premiumization is one of our main strategic priorities in China, and Budweiser is the leading brand in the premium category. Budweiser’s double digit volume growth in 1Q12 was the main driver behind the 9.4% revenue per hl growth in the quarter

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Geographic Expansion: This remains a focus for 2012 as we continue to strengthen our position through selective acquisitions and greenfield developments. Our central, south and west regions performed particularly well in the quarter

•	People and Process competencies: As we expand, we are making sure that we have the right people and the right processes in place to manage the business efficiently and effectively

OUTLOOK

Our FY12 outlook remains essentially unchanged from our FY11 press release on 8 March 2012.

(i)	Volumes: Momentum in our US business continues, supported by a solid commercial plan, a healthy innovation pipeline and good revenue per hectoliter performance. As communicated previously, we expect softer shipments in the US in 2Q12 as a result of adjustments to our shipping patterns, making 2Q12 a more difficult quarter from an EBITDA growth perspective. In Brazil, the 7.5% real increase in the minimum wage should help to accelerate industry beer volumes. We expect our volumes in Brazil to resume growth in FY12, with a better balance between volume and price than the previous year

(ii)	Revenue per hl: We expect revenue per hl to grow ahead of inflation, on a constant geographic basis, as a result of continued brand investment and revenue management best practices. In Brazil we expect FY12 beer revenue per hl growth to be in line with inflation

Brussels, 30 April 2012 – 5 / 18

(iii)	Cost of Sales per hl: We expect CoS per hl to increase by mid single digits in 2012 on a constant geographic basis, with global commodity cost increases being partly mitigated by procurement savings and efficiency gains in our operations

(iv)	Distribution expenses per hl: We expect distribution expenses per hl to increase by mid to high single digits in 2012. It should also be noted that the US distribution system has been amended from a freight pass-through to a delivered price model. Consequently, in 2012, our CoS will decrease and our distribution expenses will increase, with no net impact on EBITDA. The 2012 quarterly results will therefore include a scope adjustment between CoS and distribution expenses of approximately 6% of 2011 North America CoS

(v)	Sales & Marketing expenses: We will continue to drive top-line performance by investing behind our brands. This should lead to an increase in sales and marketing investments of mid to high single digits on an organic basis

(vi)	Coupon: We expect the average coupon on net debt in FY12 to be in the range of 5.0% to 5.5%

(vii)	Effective Tax Rate: We are amending our guidance for the normalized effective tax rate for FY12. Our previous guidance was for a range of 21% to 23%. We now expect the outcome for FY12 to be in the range of 19% to 21%. Our long-run guidance remains in the range of 25% to 27%

(viii)	Net Capital Expenditure: Our expectation for net capital expenditure in FY12 is approximately 3.2 billion USD

(ix)	Debt: Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the euro and the Brazilian real. We remain fully committed to deleveraging and expect to reach a net debt to normalized EBITDA ratio of 2.0x during the course of 2012

FOCUS BRANDS AND INNOVATION

Our Focus Brands grew by 3.5% in 1Q12, ahead of total own beer volumes which grew by 1.4%. Highlights of the quarter include:

•	Global brands: Our three global brands, Budweiser, Stella Artois and Beck’s, delivered a strong performance growing by 4.8%

•	Budweiser global volumes grew 7.3% in 1Q12

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In the United States, Budweiser brand health remained stable. We have already announced several packaging activations for 2Q12 centered around the Major League Baseball season and a repeat of the successful Red, White and Blue campaign

•	In China, Budweiser delivered another quarter of double digit volume growth, with innovations driving both share gains and premiumization

•	Budweiser gained share in Canada in 1Q12 and continues to build a strong association with hockey

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In the UK, Budweiser saw double digit volume growth in the quarter, led by the 4.3% ABV Budweiser Draught in the On-trade, the roll-out of the new iconic global can design and new secondary packaging to support the FA Cup sponsorship. During the FA Cup Final in May, we expect Budweiser, for the first time in the history of the competition, to allow fans to vote live for the official Man-of-the-Match

•	Bud in Russia grew by more than 30% in 1Q12, driven by in-store and key account activation. Brand awareness and consideration continue to show good progress

Brussels, 30 April 2012 – 6 / 18

•	In Brazil, the brand is exceeding expectations after its launch in August 2011 and is expected to become the largest international premium brand in the country

•	Looking forward, Budweiser is being launched in Ukraine during 2Q12, and product began arriving in the market in mid-April

•	Stella Artois grew by 1.3% globally in 1Q12

•	The brand grew by over 23% (STWs) in the United States and by more than 70% in Brazil

•	Stella Artois also continues to perform well in Argentina, the brand’s third largest market, where volumes grew by 5.5%

•	In Canada, the brand achieved its highest-ever level of brand health, with volumes growing almost 12% in the quarter

•	In the UK, volumes were down but Stella Artois Cidre, launched only a year ago, continues to exceed our expectations and is enhancing Stella Artois’ brand health

•	Beck’s global volumes declined 4.2% in 1Q12. Continued strong growth in the brand’s home market of Germany was offset by softer performances in the UK and the United States

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Other strong Focus Brand performances in the quarter included the Bud Light brand family and Michelob Ultra in the United States, Bud Light in Canada, Brahma and Antarctica in Brazil, Quilmes in Argentina, Jupiler in Belgium and Harbin in China

•	The renovation and innovation pipeline in all of our main markets continues to improve and highlights in 1Q12 include:

•

United States: 1Q12 began with the roll-out of Bud Light Platinum at the end of January, and Shock Top Wheat IPA in early February. For Budweiser, we introduced limited edition packaging for St. Patrick’s Day, and expect more to come as we leverage the start of the Major League Baseball season and the 2012 Summer Olympics. In 2Q12, consumers should see new variants from Shock Top and Margaritaville, the launch of Michelob Ultra Light Cider, as well as Bud Light Lime Lime-a-Rita in time for the Cinco de Mayo celebrations

•	Canada: Launch of Alexander Keith’s Original Cider in March

•	Brazil: The continued roll-out of Skol 360, Antarctica Sub-Zero and the 300 ml returnable glass bottle

•	China: We continued to roll-out Stella Artois as a super premium offering, Budweiser packaging innovations, including aluminium and 460ml bottles, and Harbin Ice GD

•	Argentina: During 1Q12 we launched Quilmes Rock Special Edition Cans and H2O Limonetto

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United Kingdom: Budweiser package innovations in 1Q12 included the roll-out of the new iconic global can design and the launch of Budweiser FA Cup on-pack promotions giving consumers the chance to win VIP tickets to the FA Cup Final and thousands of other prizes

•	Belgium and the Netherlands: Launch of Hoegaarden 0,0 Rosée, an alcohol-free raspberry-flavored wheat beer

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Social media continues to play an increasingly important role in the development and promotion of our brands, consistent with our “Fans First” strategy. At the end of March our brands had attracted 35 million fans, with significant fan growth coming from Brazil and the United States

Brussels, 30 April 2012 – 7 / 18

OPERATING PERFORMANCE

Detailed segment information for the 1Q12 financial performance is provided in the Annex of the press release.

Figure 2. Volumes (thousand hls)

	1Q11	Scope	Organic growth	1Q12	Organic growth
					Total volume	Own beer volume
North America	29 694	-257	340	29 778	1.2%	1.0%
Latin America - North	29 119	—	1 402	30 520	4.8%	4.1%
Latin America - South	9 534	—	302	9 836	3.2%	2.8%
Western Europe	6 553	-24	-331	6 198	-5.1%	-2.5%
Central and Eastern Europe	4 785	—	-463	4 322	-9.7%	-9.7%
Asia Pacific	10 199	391	324	10 914	3.2%	3.2%
Global Export and Holding Companies	1 562	-27	76	1 611	5.0%	5.0%
AB InBev Worldwide	91 445	83	1 650	93 178	1.8%	1.4%

North America (NA)

North American total volumes grew 1.2% in 1Q12.

In the United States, our shipment volumes (STWs) grew 1.0%, and our domestic US beer selling-day adjusted sales-to-retailers (STRs) increased by 1.0%. Our growth in STRs was the result of favorable industry trends due to better than normal weather in the central and eastern parts of the country, early signs of improvement in employment levels and innovation in the beer category. This was coupled with a solid first quarter commercial plan which included strong NFL and Super Bowl initiatives and the successful launch of Bud Light Platinum at the end of January.

We saw a marginal decline of 14 bps in our total market share in the quarter, with significant improvements in the premium-plus category following the roll-out of Bud Light Platinum. We also saw strong regional performances in the northeast, mid-Atlantic and southwest during the quarter, and good volume activity around St. Patrick’s Day.

US beer-only revenue per hl grew 4.3% with a continued benefit from the price increase taken in 4Q11. This growth includes a brand mix contribution of 151 bps driven by the introduction of Bud Light Platinum, consumer trade-up from value brands and the growth of our high-end portfolio, especially Stella Artois and Shock Top.

In Canada, our beer volumes grew 3.6% in 1Q12, driven by better weather and a partial recovery in the economy. Market share was flat in the quarter with all three Focus Brands, Budweiser, Bud Light and Stella Artois, growing volume and share.

North American 1Q12 EBITDA grew 8.4% to 1 544 million USD with margin expansion of 95 bps to 41.4%. Strong revenue growth, supported by good cost of sales management and other cost efficiencies, was partly offset by the timing of sales and marketing investments and increases in distribution expenses. The increase in distribution expenses of 16.2% was largely due to higher fuel costs, the extension of our wholly owned distribution network (WOD) in recent months and the national roll-out of Bud Light Platinum. Bud Light Platinum is only produced in three breweries at the moment but the footprint will be extended to six breweries in the coming months.

Brussels, 30 April 2012 – 8 / 18

Latin America North (LAN)

LAN delivered total volume growth of 4.8%, with beer volumes up 4.1% and soft drinks volumes up 6.7%.

In Brazil, our beer volumes grew 4.0% in the quarter, benefiting from a strong Carnival execution and the positive effect of higher consumer disposable income, helped by the 7.5% real increase in the minimum wage. This was partially offset by lower temperatures and higher rainfall than normal in January. The one liter bottle and the continued roll-out of Antarctica Sub-Zero and Skol 360 continue to be positive volume drivers for the business. Market share in the quarter grew by 70 bps to 69.0%.

As anticipated, Brazil beer revenue per hl grew by only 2.1% in 1Q12. This was due to a difficult comparable with 1Q11 and a larger than normal impact from state VAT increases following our price increase in 4Q11. For FY12, we continue to expect revenue per hl growth in line with inflation.

Cost of Sales per hl increased 1.5% in 1Q12, benefiting from an easier comparison with 1Q11 which included the cost of imported cans.

LAN EBITDA rose 5.8% to 1 392 million USD with a margin contraction of 55 bps to 48.6%. Distribution expenses were higher due to increases in direct distribution and higher transportation costs, while sales and marketing investments increased as a result of the timing of Carnival-related initiatives.

Latin America South (LAS)

Total volumes in LAS increased 3.2% in 1Q12 with beer volumes up 2.8% and non-beer volumes up 3.8%.

Beer volumes in Argentina grew 4.7% as a result of a good industry performance and strong marketing campaigns. Our Focus Brand Quilmes benefited from the new “Igualismo” campaign, which became the most watched advertisement in Argentina’s history with over 8 million views on YouTube, and continued growth of Quilmes Bajo Cero. Stella Artois continued to expand its leading position in premium.

LAS EBITDA grew 22.3% to 392 million USD with an EBITDA margin contraction of 55 bps to 47.9%. Revenue per hl growth was partly offset by higher Cost of Sales and higher investments behind our brands. Distribution expenses were impacted by higher labor and transportation costs driven by increases above inflation for truck drivers.

Western Europe (WE)

Own beer volumes in 1Q12 declined 2.5%, while total volumes fell 5.1%, reflecting the termination of third party legacy commercial products contracts in the United Kingdom in March 2011, which had an immaterial impact on EBITDA.

Own beer volumes in Belgium declined 1.2% in 1Q12, as a weak industry performance, driven by poor weather, was mitigated by growth in Jupiler. We gained market share in the quarter.  In Germany, own beer volumes grew 0.4%, helped by a stable industry. Market share trends have been positive with Beck’s and Hasseröder gaining share in the pils category, and Franziskaner expanding its share in the white beer category.

Brussels, 30 April 2012 – 9 / 18

In the United Kingdom, own beer volumes excluding cider decreased 9.7% as a consequence of weak industry performance, driven by higher unemployment levels than last year and an increase in VAT, coupled with competitive activity in the Off-trade. Stella Artois Cidre continues to perform very well.

WE EBITDA declined 1.9% to 192 million USD in 1Q12, while the Zone achieved EBITDA margin expansion of 119 bps to 25.3%, mainly driven by solid fixed cost management resulting in lower distribution and administrative expenses.

Central & Eastern Europe (CEE)

CEE beer volumes declined 9.7% in 1Q12.

In Russia, beer volumes fell 8.5% driven principally by the immediate implementation of a price increase following an excise tax adjustment. As a result of the price increase we saw a loss of market share in the quarter. However, Bud continues to perform well and grew by 37% in 1Q12, supported by marketing initiatives including out-of-home advertisements, social media and retail activation.

In Ukraine, beer volumes declined 11.5%, in-line with a weak industry performance, driven by very cold temperatures.

CEE EBITDA in the quarter increased to 16 million USD, with revenue per hl growth driven by selected price increases, brand mix improvements and lower distribution expenses.

Asia Pacific (APAC)

Asia Pacific beer volumes grew 3.2% in 1Q12.

Beer volumes in China in 1Q12 grew by 3.2%. When including the two acquisitions completed during 2011, our beer volumes in China grew 7.1%. The growth of our Focus Brands in the first quarter of 9.1% was mainly driven by the Budweiser and Harbin brands, as we continue to transition local brands into Focus Brand volumes.

APAC EBITDA grew 3.8% to 71 million USD in 1Q12, with an EBITDA margin decline of 116 bps to 13.1%. Revenue per hectoliter growth, through brand mix improvements and selected price increases, was offset by higher Cost of Sales per hectoliter, increased distribution costs, and higher sales and marketing investments related to the recently initiated Harbin NBA sponsorship, media inflation and the timing of activations and events.

Global Export & Holding Companies (GEHC)

GEHC reported EBITDA of -54 million USD in 1Q12.

Brussels, 30 April 2012 – 10 / 18

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated Income Statement (million USD)

	1Q11	Scope	Currency	Organic	1Q12	Organic
			translation	growth		growth
Revenue	9 003	-11	-220	559	9 332	6.2%
Cost of sales	-3 899	96	67	-118	-3 855	-3.1%
Gross profit	5 104	85	-153	440	5 477	8.5%
Distribution expenses	-777	-85	28	-107	-941	-12.4%
Sales and marketing expenses	-1 157	-4	24	-128	-1 266	-11.1%
Administrative expenses	-520	-2	11	3	-508	0.5%
Other operating income/(expenses)	105	—	-4	24	125	22.6%
Normalized profit from operations
(normalized EBIT)	2 755	-6	-94	232	2 887	8.4%
Non-recurring items above EBIT	-41				24
Net finance cost	-758				-380
Non-recurring net finance cost	-168				—
Share of results of associates	110				126
Income tax expense	-427				-437
Profit	1 471				2 220
Profit attributable to equity holders of
AB InBev	964				1 688
Profit attributable to non-controlling interest	507				532
Normalized EBITDA	3 408	-2	-107	253	3 552	7.4%
Normalized profit attributable to equity holders of AB InBev	1 156				1 673

Revenue

1Q12 consolidated revenue grew 6.2%, with revenue per hl up 4.9%, driven by our revenue management initiatives and benefits from the premiumization of our portfolio. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl) revenue growth per hl reached 5.0%.

Cost of Sales (CoS)

Cost of Sales (CoS) increased by 3.1% or 2.2% on a per hl basis. On a constant geographic basis, CoS per hl increased 2.8% as higher input and production costs, especially in LAS, CEE and APAC were partially offset by the termination of third party legacy contracts in Western Europe.

Operating expenses

Total operating expenses increased 8.6% in 1Q12:

•

Distribution expenses grew by 12.4% due to higher fuel costs, the extension of our wholly owned distribution (WOD) network in recent months and the national roll-out of Bud Light Platinum in the United States, increases in direct distribution and higher transportation costs in Brazil, and higher labor and transportation costs in Argentina

•	Sales and marketing expenses increased 11.1%, with higher investments behind our brands and innovations, the timing of certain marketing initiatives and media inflation

•	Administrative expenses decreased 0.5%

•	Other operating income was 125 million USD in 1Q12 compared to 105 million USD in 1Q11

Brussels, 30 April 2012 – 11 / 18

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)

	1Q11	1Q12
Restructuring (including impairment losses)	-39	-5
Business and asset disposal (including impairment losses)	-1	29
Acquisition costs business combinations	-1	—

Impact on profit from operations	-41	24

Normalized profit from operations excludes positive non-recurring items of 24 million USD, primarily from gains from non-core asset disposals.

Net finance costs

Figure 5. Net finance costs (million USD)

	1Q11	1Q12
Net interest expense	-657	-448
Accretion expense	-41	- 41
Other financial results	-60	109
Net finance costs	-758	-380
Mark-to-market adjustment	-156	—
Accelerated accretion expense	-12	—
Non-recurring net finance costs	-168	—

	-926	-380

Net finance costs were 380 million USD in 1Q12 as compared to 926 million USD in 1Q11. The decrease of net interest charges is due to reduced net debt levels and the lower coupon resulting from the debt refinancing and repayments which occurred in 2011. Following a credit rating upgrade in March, AB InBev is now rated single-A by Moody’s and S&P. Other financial results of 109 million USD includes gains from derivatives related to the hedging of our share-based payment programs, partially offset by costs of currency hedges as well as the payment of bank fees and taxes in the normal course of business. There was no further refinancing in 1Q12 and therefore there were no non-recurring net finance costs.

Share of results of associates

1Q12 recorded a share of results of associates of 126 million USD compared to 110 million USD in 1Q11, attributable to the results of Grupo Modelo in Mexico.

Brussels, 30 April 2012 – 12 / 18

Income tax expense

Figure 6. Income tax expense (million USD)

	1Q11	1Q12
Tax expense	427	437
Effective tax rate	23.9%	17.3%
Normalized effective tax rate	22.2%	17.0%

1Q12 income tax expense was 437 million USD with an effective tax rate of 17.3%, which compares to income taxes of 427 million USD with an effective tax rate of 23.9% in 1Q11. Excluding the tax effect of non-recurring items, the normalized effective tax rate was 17.0% in 1Q12 compared to 22.2% in 1Q11. The effective tax rate was lower in 1Q12 than in the previous year mainly due to shifts in profit mix to countries with lower marginal tax rates, as well as incremental tax benefits in Brazil.

Profit attributable to non-controlling interest

1Q12 profit attributable to non-controlling interest was 532 million USD, an increase from 507 million USD in 1Q11, as a result of the strong performance of Ambev, and currency translation effects.

1Q12 profit

Normalized profit attributable to equity holders of AB InBev grew 44.7% to 1 673 million USD in 1Q12 from 1 156 million USD in 1Q11, reflecting a strong operating performance, lower net finance costs and a lower effective tax rate.

1Q12 EPS

Figure 7. Earnings per share (USD)

	1Q11	1Q12
Normalized earnings per share	0.73	1.05
Non-recurring items, after taxes, attributable to equity holders of AB InBev, per share	-0.02	0.01
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev, per share	-0.10	—

Basic earnings per share	0.61	1.06

Normalized earnings per share (EPS) grew by 43.8% to 1.05 USD from 0.73 USD on a nominal basis. Figure 7 provides the reconciliation between normalized EPS and basic EPS.

Brussels, 30 April 2012 – 13 / 18

Reconciliation between normalized EBITDA and profit attributable to equity holders

Figure 8. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)

	1Q11	1Q12
Profit attributable to equity holders of AB InBev	964	1 688
Non-controlling interests	507	532
Profit	1 471	2 220
Income tax expense	427	437
Share of results of associates	-110	-126
Non-recurring net finance cost	168	—
Net finance cost	758	380
Non-recurring items above EBIT
(incl. non-recurring impairment)	41	-24
Normalized EBIT	2 755	2 887
Depreciation, amortization and impairment	653	665
Normalized EBITDA	3 408	3 552

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate our underlying performance. Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

Brussels, 30 April 2012 – 14 / 18

RECENT EVENTS

Executive Board of Management (EBM) changes

Miguel Patricio, currently Zone President, APAC, will become Chief Marketing Officer of AB InBev effective 1 July 2012, replacing Chris Burggraeve who will leave the company at the end of the year. A Portuguese national, Miguel joined Ambev in 1998 becoming its Chief Marketing Officer, before being appointed Vice President Marketing of the InBev North American Zone based in Toronto in January 2005. In January 2006 he was promoted to Zone President North America and two years later he moved to Shanghai to take on the role of Zone President, Asia Pacific. Prior to joining us, Miguel held several senior marketing positions across the Americas at Philip Morris, the Coca-Cola Company and Johnson & Johnson.

Taking over from Miguel as Zone President, APAC, and joining the EBM effective January 2013, is Michel Doukeris. Michel started his career with Ambev in 1996 and held sales positions of increasing responsibility before becoming VP, Soft Drinks for our Latin America North Zone in 2008. Michel became AB InBev China’s President in January 2010.

Form 20-F filing

On 13 April 2012, AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2011 was filed with the US Securities and Exchange Commission (SEC). The Form 20-F can be downloaded from AB InBev’s website (www.ab-inbev.com) under the heading Investors / Reports and Publications / SEC Filings, or from the SEC’s website (www.sec.gov).

Strategic alliance in the Caribbean

On 16 April 2012, AB InBev announced that Ambev, our majority-owned subsidiary, and E. León Jimenes S.A., which owns 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region.

Ambev’s initial indirect interest in CND will be acquired through a cash payment of approximately 1.0 billion USD and the contribution of Ambev Dominicana. The combined entities would have had net revenues of approximately 570 million USD in 2011 and are expected to have an estimated combined EBITDA for the first 12 months of operations of approximately 190 million USD, which implies an EV/EBITDA multiple of approximately 13x. The closing of the transaction, which is subject to customary conditions precedent, is expected to take place in the second quarter of 2012.

Separately, Ambev Brasil, a closely held subsidiary of Ambev, will acquire an additional stake in CND of 9.3%, which is currently owned by Heineken N.V. for 237 million USD at the closing date, at which point Ambev will own a total indirect interest of approximately 51% in CND.

Modelo dividend

On 30 April 2012, AB InBev received a dividend of 9.2 billion Mexican pesos (approximately 715 million USD) from its participation in Grupo Modelo. AB InBev holds a 35.31% direct interest in Grupo Modelo, and a 23.25% direct interest in Diblo S.A. de C.V., Grupo Modelo’s operating subsidiary, providing AB InBev with, directly and indirectly, a 50.35% economic interest in Modelo without however having voting or other control of either Grupo Modelo or Diblo.

Brussels, 30 April 2012 – 15 / 18

The first quarter 2012 (1Q12) financial data set out in Figures 3 to 8 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the three months ended 31 March 2012, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union.

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of AB InBev with respect to, among other things, AB InBev’s strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, and the synergies it is able to achieve. These statements involve risks and uncertainties. The ability of AB InBev to achieve these objectives and targets is dependent on many factors some of which may be outside of management’s control. In some cases, words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target”, “will” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect AB InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of AB InBev’s annual report on Form 20-F filed with the US Securities and Exchange Commission on 13 April 2012. AB InBev cannot assure you that the future results, level of activity, performance or achievements of AB InBev will meet the expectations reflected in the forward-looking statements. Moreover, neither AB InBev nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Unless AB InBev is required by law to update these statements, AB InBev will not necessarily update any of these statements after the date of this release, either to confirm the actual results or to report a change in its expectations.

Brussels, 30 April 2012 – 16 / 18

Annex

•	Annex: First Quarter 2012 (1Q12) segment information

Agenda for 30 April 2012

•	Conference call 1Q12 results for investors and analysts 3.00 p.m. CET / 2.00 p.m. GMT / 9.00 a.m. EST

•	Full registration details are available at http://www.ab-inbev.com/go/investors/events_calendar/1q2012_results.cfm

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands—those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116,000 employees based in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

Brussels, 30 April 2012 – 17 / 18

Annex
AB InBev Worldwide	1Q11	Scope	Currency	Organic	1Q12	Organic
			translation	growth		growth
Total volumes (thousand hls)	91 445	83	—	1 650	93 178	1.8%
of which AB InBev own beer	79 165	389	—	1 144	80 697	1.4%
Revenue	9 003	-11	-220	559	9 332	6.2%
Cost of sales	-3 899	96	67	-118	-3 855	-3.1%
Gross profit	5 104	85	-153	440	5 477	8.5%
Distribution expenses	-777	-85	28	-107	-941	-12.4%
Sales and marketing expenses	-1 157	-4	24	-128	-1 266	-11.1%
Administrative expenses	-520	-2	11	3	-508	0.5%
Other operating income/(expenses)	105	—	-4	24	125	22.6%
Normalized EBIT	2 755	-6	-94	232	2 887	8.4%
Normalized EBITDA	3 408	-2	-107	253	3 552	7.4%
Normalized EBITDA margin	37.9%				38.1%	43	bp

North America	1Q11	Scope	Currency	Organic	1Q12	Organic
			translation	growth		growth
Total volumes (thousand hls)	29 694	-257	—	340	29 778	1.2%
Revenue	3 543	-16	-4	209	3 731	5.9%
Cost of sales	-1 618	99	1	-20	-1 538	-1.3%
Gross profit	1 925	83	-3	189	2 193	9.4%
Distribution expenses	-188	-84	1	-44	-315	-16.2%
Sales and marketing expenses	-384	-2	1	-39	-423	-10.0%
Administrative expenses	-138	-1	—	17	-121	12.4%
Other operating income/(expenses)	6	—	—	5	11	87.7%
Normalized EBIT	1 221	-3	-2	128	1 344	10.6%
Normalized EBITDA	1 429	-3	-2	120	1 544	8.4%
Normalized EBITDA margin	40.3%				41.4%	95	bp

Latin America - North	1Q11	Scope	Currency	Organic	1Q12	Organic
			translation	growth		growth
Total volumes (thousand hls)	29 119	—	—	1 402	30 520	4.8%
Revenue	2 831	—	-168	198	2 861	7.0%
Cost of sales	-908	—	52	-58	-914	-6.4%
Gross profit	1 923	—	-116	140	1 947	7.3%
Distribution expenses	-323	—	21	-54	-356	-16.6%
Sales and marketing expenses	-303	—	18	-44	-328	-14.4%
Administrative expenses	-146	—	7	10	-129	6.9%
Other operating income/(expenses)	83	—	-5	6	84	7.6%
Normalized EBIT	1 233	—	-75	59	1 217	4.8%
Normalized EBITDA	1 396	—	-85	81	1 392	5.8%
Normalized EBITDA margin	49.3%				48.6%	-55	bp

Latin America - South	1Q11	Scope	Currency	Organic	1Q12	Organic
			translation	growth		growth
Total volumes (thousand hls)	9 534	—	—	302	9 836	3.2%
Revenue	695	—	-42	165	818	23.7%
Cost of sales	-253	—	17	-60	-296	-23.9%
Gross profit	443	—	-25	105	522	23.7%
Distribution expenses	-59	—	4	-16	-70	-26.9%
Sales and marketing expenses	-69	—	4	-10	-76	-14.9%
Administrative expenses	-20	—	1	-3	-22	-12.7%
Other operating income/(expenses)	-3	—	—	-2	-5	-78.9%
Normalized EBIT	292	—	-16	74	350	25.3%
Normalized EBITDA	335	—	-18	75	392	22.3%
Normalized EBITDA margin	48.2%				47.9%	-55	bp

Brussels, 30 April 2012 – 18 / 18

Annex
Western Europe	1Q11	Scope	Currency	Organic	1Q12	Organic
			translation	growth		growth
Total volumes (thousand hls)	6 553	-24	—	-331	6 198	-5.1%
of which AB InBev own beer	6 000	-24	—	-148	5 828	-2.5%
Revenue	834	-3	-20	-55	757	-6.6%
Cost of sales	-396	1	8	48	-338	12.2%
Gross profit	438	-2	-12	-6	419	-1.4%
Distribution expenses	-96	—	2	6	-87	6.8%
Sales and marketing expenses	-159	—	4	-1	-156	-0.7%
Administrative expenses	-77	—	3	3	-71	3.9%
Other operating income/(expenses)	5	—	—	-2	3	-47.1%
Normalized EBIT	112	-1	-3	—	108	-0.1%
Normalized EBITDA	202	-1	-5	-4	192	-1.9%
Normalized EBITDA margin	24.2%				25.3%	119	bp

Central and Eastern Europe	1Q11	Scope	Currency	Organic	1Q12	Organic
			translation	growth		growth
Total volumes (thousand hls)	4 785	—	—	-463	4 322	-9.7%
Revenue	303	—	-6	8	305	2.7%
Cost of sales	-183	—	3	-2	-181	-1.1%
Gross profit	120	—	-3	6	124	5.3%
Distribution expenses	-46	—	1	5	-41	10.3%
Sales and marketing expenses	-92	—	2	3	-87	3.8%
Administrative expenses	-26	—	1	-2	-27	-6.0%
Other operating income/(expenses)	—	—	—	-2	-2	—
Normalized EBIT	-45	—	1	11	-33	25.2%
Normalized EBITDA	1	—	—	14	16	—
Normalized EBITDA margin	0.5%				5.1%	457	bp

Asia Pacific	1Q11	Scope	Currency	Organic	1Q12	Organic
			translation	growth		growth
Total volumes (thousand hls)	10 199	391	—	324	10 914	3.2%
Revenue	447	12	22	57	538	12.8%
Cost of sales	-264	-9	-13	-40	-326	-15.0%
Gross profit	182	3	9	18	212	9.7%
Distribution expenses	-33	-2	-2	-8	-45	-25.5%
Sales and marketing expenses	-106	-3	-6	-24	-139	-22.7%
Administrative expenses	-41	-1	-2	-13	-57	-31.1%
Other operating income/(expenses)	4	—	1	20	25	500.0%
Normalized EBIT	6	-3	—	-8	-4	-120.7%
Normalized EBITDA	64	1	3	2	71	3.8%
Normalized EBITDA margin	14.4%				13.1%	-116	bp

Global Export and Holding	1Q11	Scope	Currency	Organic	1Q12	Organic
Companies			translation	growth		growth
Total volumes (thousand hls)	1 562	-27	—	76	1 611	5.0%
Revenue	351	-4	-1	-24	322	-7.0%
Cost of sales	-278	5	-1	14	-261	5.0%
Gross profit	73	1	-3	-11	61	-14.5%
Distribution expenses	-32	—	1	4	-27	13.3%
Sales and marketing expenses	-44	—	1	-14	-57	-32.8%
Administrative expenses	-73	—	2	-11	-81	-14.7%
Other operating income/(expenses)	11	—	—	-2	9	-14.5%
Normalized EBIT	-64	1	1	-33	-96	-52.5%
Normalized EBITDA	-20	1	—	-35	-54	-194.2%